BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.   Reporting Issuer

     Canplats Resources Corporation
     #1180 — 999 West Hastings Street
     Vancouver, B.C. V6C 2W2

2.   Date of Material Change

      August 29, 2003

3.   Press Release

     A news release was issued on August 29, 2003.

4.  Summary of Material Change

Canplats Resources Corporation (TSX Venture: CPQ) is pleased to report on drill results from its wholly-owned Geikie property located approximately 45 kilometers northeast of the Lac des Iles platinum group metal (PGM) mine.

The exploration models for ongoing work at Canplats' Nipigon Plate-area properties are Voisey's Bay in Labrador and the Noril'sk Mine in Russia where nickel-copper-PGM sulphide mineralization accumulated at the base of an ultramafic intrusive. At Canplats' Geikie property, computer modeling of detailed airborne magnetic data suggested that a large intrusive underlay the surficial Nipigon diabase.

5.  Full Description of Material Changes

      See attached news release dated August 29, 2003.

6.  Reliance on Section 85(2) of the Act

      N/A

7.  Omitted Information

      NIL

8.  Senior Officers

      Names:  R.E. Gordon Davis, President & CEO
                     Linda J. Sue, Corporate Secretary

     Business Tel.: (604) 689-3846

9.  Statement of Senior Officer

      The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 2nd day of September, 2003

/s/ Linda J. Sue
_________________________________
Linda J. Sue, Corporate Secretary

August 29, 2003	TSX Venture Exchange: CPQ

CANPLATS REPORTS ON DRILLING AND PLANNED FOLLOW-UP
AT NIPIGON PLATE PROJECT

Vancouver, B.C., August 29, 2003 — Canplats Resources Corporation (TSX Venture: CPQ) is pleased to report on drill results from its wholly-owned Geikie property located approximately 45 kilometers northeast of the Lac des Iles platinum group metal (PGM) mine.

The exploration models for ongoing work at Canplats’ Nipigon Plate-area properties are Voisey’s Bay in Labrador and the Noril’sk Mine in Russia where nickel-copper-PGM sulphide mineralization accumulated at the base of an ultramafic intrusive. At Canplats’ Geikie property, computer modeling of detailed airborne magnetic data suggested that a large intrusive underlay the surficial Nipigon diabase.

In Hole GK-08, the Nipigon diabase was 65 meters thick, overlying an olivine gabbro which was 217 meters true thickness. As expected, the olivine content increased down-hole. The biotite content also increased downhole, which is interpreted as strong evidence for contamination of the original magma.

Below the olivine gabbro, the hole passed through a thin (20 meter) section of Sibley sediments prior to cutting a previously unknown Archean gabbroic complex. The underlying gabbro has many textural similarities to other productive gabbros in the region but no significant PGM values were detected. It did host several magnetite-rich bands with up to 60% magnetite, xenoliths of sulphide-rich iron formation and an overall sulphide content (mostly pyrite and pyrrhotite) averaging 1% to 2%.

An integral part of forming a large sulphide body in a layered intrusive is the introduction of sulphur into the magma by its reaction with the enclosing country rocks. The sulphide content of the lower gabbros is very significant in that they would make an excellent source of sulphur to mix into the younger olivine gabbros.

The magnetic anomaly tested by this hole is open to the south, with a strong indication that the olivine gabbro will thicken in that direction. Microscopic analysis of the olivine crystals found in this hole will determine if there is potential that a PGM-rich, nickel sulphide body did collect at the base of the intrusive. These studies will be completed over the next few months with recommendations for additional work pending shortly thereafter.

Canplats Resources Corp. (www.canplats.com) is a junior mining company that maintains core claims in the Nipigon Plate area north of Thunder Bay, Ontario and has drill targets that are prospective for platinum group mineralization. The company also holds a 100% interest in the drill-ready Rodeo epithermal gold prospect, and recently acquired Yerbabuena gold-silver prospect, both located in central Durango state, Mexico.

For further information, contact:

R.E. Gordon Davis Chairman, President and C.E.O. Direct: (604) 484-8220	Paul LaFontaine Manager, Investor Relations Direct: (604) 484-8212 N.A/ toll-free: (866) 338-0047 info@canplats.com http://www.canplats.com

To receive Canplat’s news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.